EXHIBIT 99.1

Caledonia Mining Corporation Plc: Non-Executive Director Changes

ST HELIER, Jersey, March 18, 2024 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company") (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) is pleased to announce that Tariro Gadzikwa has joined Caledonia’s Board of Directors as an Independent Non-Executive Director with effect from March 15, 2024.

It also announces that Steve Curtis, who retired as Chief Executive Officer of the Company in June 2022 and remained on the Board as a Director in a non-executive capacity since then, has decided to step down from the Board and as such will not be seeking re-appointment as a Director at the next annual general meeting. He will therefore leave the Board with effect from the next annual general meeting of the Company.

Mr John Kelly, Chairman of the Board, commented:

"I am delighted to welcome Tariro to Caledonia's Board. She has significant board experience and particular expertise in audit, risk management, corporate finance and finance strategy development. Her skills will be of great value to the Board. As a Zimbabwean national based in Johannesburg, Tariro will add further depth to the Board’s considerable experience in Southern Africa. I look forward to working with her.

"I would also like to thank Steve for his continued contribution to the Board in a non-executive capacity since stepping down as Chief Executive Officer in June 2022 and am pleased he has agreed to remain a consultant to Caledonia, where management can continue to benefit from his experience and insight.”

Tariro Gadzikwa

Tariro is a chartered accountant and the Founder and Chief Executive Officer of MWJ Consulting Proprietary Limited, an advisory firm specialising in financial reporting and due diligence for listed and private equity clients within the mining, oil and gas and energy sectors.

Prior to founding MWJ, she was Group Chief Financial Officer of Efora Energy Ltd (“Efora”, formerly SacOil Holdings) at which she held various executive roles in the finance team over eight years. She started her career at PwC in Zimbabwe and subsequently worked in the Johannesburg, Baltimore and London offices, where she provided audit and financial advisory services including financial due diligence and strategy development to medium and large corporates in Zimbabwe, South Africa, the US and UK.

She has held a number of board positions, including most recently at Efora and several of its subsidiaries in South Africa, Seychelles, Nigeria and Botswana, and currently serves on the board of Structured Risk Solutions where she chairs the Nominations Committee.

She graduated from Rhodes University, South Africa with a B.Com in accounting in 2001.

Further details required by the AIM Rules can be found at Appendix 1.

Enquiries:

Caledonia Mining Corporation Plc
Mark Learmonth	Tel: +44 1534 679 800
Camilla Horsfall	Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker)	Tel: +44 207 397 1965
Adrian Hadden	Tel: +44 131 220 9775
Pearl Kellie

Liberum Capital Limited (Joint Broker)
Scott Mathieson/ Matt Hogg	Tel: +44 20 3100 2000

Camarco, Financial PR (UK)	Tel: +44 20 3757 4980
Gordon Poole
Julia Tilley
Elfie Kent

3PPB (Financial PR, North America)	Tel: +1 917 991 7701
Patrick Chidley	Tel: +1 203 940 2538
Paul Durham

Curate Public Relations (Zimbabwe)
Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe)	Tel: +263 (242) 745 119/33/39
Lloyd Mlotshwa

Appendix 1 - Current and Previous Directorships of Tariro Gadzikwa and other matters required to be notified in accordance with paragraph (g) of Schedule 2 to the AIM Rules

The names of all companies and partnerships of which Tariro Gadzikwa has been a director or partner at any time in the previous five years are set out below.

Company	Status
MWJ Consulting Proprietary Limited	Current
Structured Risk Solutions Proprietary Ltd	Current
Efora Energy Limited	Previous
Efora Proprietary Limited	Previous
Efora Holdings Proprietary Limited	Previous
SacOil 233 Nigeria Limited	Previous
SacOil 281 Nigeria Limited	Previous
SacOil Holding Nigeria Limited	Previous
SacOil Energy Equity Resources Limited	Previous
Baltimore Manganese Mine Proprietary Limited	Previous
Bushveld Pioneer Proprietary Limited	Previous
Pioneer Coal Proprietary Limited	Previous
RDK Mining Proprietary Limited	Previous

Afric Oil Proprietary Limited	Previous
Afric Oil Petroleum (Private) Limited	Previous
Transfer Holdings (Proprietary) Limited	Previous

Tariro’s full name is Tariro Rudo Gadzikwa (maiden name Mudzimuirema). She is 46 years old.

Tariro holds no shares or share options in the Company.

Tariro was a non-executive director of Afric Oil Proprietary Limited until July 2020. Afric Oil Proprietary Limited was placed under voluntary business rescue in April 2021 as a direct consequence of the impact of COVID-19 lockdown measures on the business.

There are no other matters which have been disclosed to the Company that are required to be announced pursuant to paragraph (g) of Schedule 2 to the AIM Rules.